UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: March 2018

Commission File Number: 001-35378

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Gazit-Globe Ltd.

(Translation of registrant’s name into English)

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State of Israel

(Jurisdiction of incorporation or organization)

10 Nissim Aloni St.

Tel-Aviv, Israel 6291924

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Update to Amount and Availability Period Under Credit Facility

On March 14, 2018, Gazit-Globe Ltd. (the “Company”) reported to the Tel Aviv Stock Exchange and Israeli Securities Authority that the Company and certain of its wholly-owned subsidiaries have entered into an amendment to the credit facility agreement—originally entered into in October 2016— to which they are party with a foreign bank.

Under the terms of the amendment, the available amount under the Company’s credit facility has been reduced (pursuant to the Company’s request) from $360 million to $300 million, and the period of availability of the credit facility has been extended, with the expiration date having been moved from October 2019 to October 2022. During the months November and December 2020, each of the Company and the foreign bank will have the option to notify the other party concerning the early termination of the credit facility period in March 2021.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gazit-Globe Ltd.

Date: March 14, 2018	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Executive Vice President and Chief Financial Officer

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